File No. 1-15995

                                  United States
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM U-3A-2

     Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company Act of 1935

                   To Be Filed Annually Prior to March 1

   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

                            UIL HOLDINGS CORPORATION

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. NAME, STATE OF ORGANIZATION, LOCATION AND NATURE OF BUSINESS OF CLAIMANT AND EVERY SUBSIDIARY THEREOF, OTHER THAN ANY EXEMPT WHOLESALE GENERATOR (EWG) OR FOREIGN UTILITY COMPANY IN WHICH CLAIMANT DIRECTLY OR INDIRECTLY HOLDS AN INTEREST.

UIL Holdings Corporation ("UIL Holdings") was incorporated under the laws of the State of Connecticut and is a holding company organized to acquire and hold the securities of other corporations.

UI was incorporated under the laws of the State of Connecticut and is a wholly-owned subsidiary of UIL Holdings. UI is an operating electric public utility engaged in the production, purchase, transmission, distribution and sale of electricity for residential, commercial and industrial purposes in a service area of about 335 square miles in the southwestern part of the State of Connecticut.

United Resources, Inc. ("URI") was incorporated under the laws of the State of Connecticut and is a wholly-owned subsidiary of UIL Holdings. URI serves as the parent corporation for several unregulated businesses, each of which is incorporated separately in Connecticut.

     A. American Payment Systems, Inc. ("APS") was incorporated under the laws of the State of Connecticut and is a wholly-owned subsidiary of URI. APS provides electronic bill payment services to companies throughout the United States. APS recruits and manages retailers to provide this service to the companies' customers who prefer to pay their bills in person.

          1. APS Card Services, Inc. ("CSI") was incorporated under the laws of the State of Connecticut and is a wholly-owned subsidiary of APS. CSI markets a prepaid stored value card.

          2. Cell Cards of Illinois, LLC. ("CCI") was incorporated under the laws of the State of Illinois and is a 51% majority owned subsidiary of APS. CCI sells prepaid phones long distance, prepaid calling cards, and prepaid wireless telecommunications.

     B. Xcelecom, Inc. ("Xcelecom") was incorporated under the laws of the State of Connecticut and is a wholly-owned subsidiary of URI. Xcelecom serves as the parent corporation for several corporations that provide specialized services in the electrical, communications and data network infrastructure industries.

          1. Precision Power, Inc. was incorporated under the laws of the State of Connecticut and is a wholly-owned subsidiary of Xcelecom. Precision Power was engaged in electrical construction and related services for larger commercial, industrial and institutional customers in Connecticut. As of the end of 2000, the operations of Precision Power were combined with those of McPhee Electric LTD, LLC, another Xcelecom Connecticut based subsidiary.

          2. Allan Electric, Inc. was incorporated under the laws of the State of New Jersey and is a wholly-owned subsidiary of Xcelecom. Allan Electric is engaged in electrical construction, intelligent highway system deployment and related services for larger commercial, industrial, governmental and institutional customers in New Jersey.

          3. The DataStore, Inc. was incorporated under the laws of the State of New Jersey and is a wholly-owned subsidiary of Xcelecom. The DataStore is engaged in data and communications network infrastructure design, installation and services for commercial, industrial, governmental and institutional customers in New Jersey, Delaware and Pennsylvania.

          4. Orlando Diefenderfer Electrical Contractor, Inc. ("ODE") was incorporated under the laws of the State of Pennsylvania and is a wholly-owned subsidiary of Xcelecom. ODE is engaged in electrical construction and related services for larger commercial, industrial, governmental and institutional customers in Pennsylvania.

          5. JBL Electric, Inc. was incorporated under the laws of the State of New Jersey and is a wholly-owned subsidiary of Allan Electric. JBL Electric is primarily engaged in the construction and installation of cellular towers and large satellite communications systems throughout the states of New Jersey, Delaware, New York and Connecticut.

          6. Johnson Electric, Inc. was incorporated under the laws of the State of Connecticut and is a wholly-owned subsidiary of Xcelecom. Johnson Electric is engaged in electrical construction and related services for larger commercial, industrial, governmental and institutional customers in Connecticut.

          7. McPhee Electric LTD, LLC was incorporated under the limited liability corporation laws of the State of Connecticut and is a wholly-owned subsidiary of Xcelecom. McPhee is engaged in electrical construction and related services for larger commercial, industrial, governmental and institutional customers in Connecticut, Rhode Island, Massachusetts and other New England states.

          8. Thermal Energies, Inc. ("TEI") was incorporated under the laws of the State of Connecticut and is a wholly-owned subsidiary of Xcelecom. TEI owns and operates a central heating and cooling plant in one of New Haven, Connecticut's largest commercial office buildings. In addition, TEI holds a 52% ownership share in the Government Center Thermal Energy Partnership
(the "Partnership"). The Partnership operates a district heating and cooling facility that serves the City Hall and Hall of Records of the City of New Haven and the adjacent Connecticut Financial Center building.

          9. Brite-Way Electric, Inc., was incorporated under the laws of the State of New Jersey and is a wholly-owned subsidiary of Xcelecom, Inc. Brite-Way Electric is engaged in electrical construction for larger commercial, industrial, governmental and institutional customers in New Jersey.

         10. J. E. Richards, Inc., was incorporated under the laws of the State of Maryland and is a wholly-owned subsidiary of Xcelecom, Inc. J. E.
Richards is engaged in electrical construction for larger commercial, industrial, governmental and institutional customers in Maryland and the Greater Washington, D.C. area.

         11. M. J. Daly & Sons, Inc. was incorporated under the laws of the State of Connecticut and is a wholly-owned subsidiary of Xcelecom, Inc. M.
J. Daly & Sons is engaged in mechanical construction and fire protection services for commercial, industrial, governmental and institutional customers in Connecticut and Massachusetts.

         12. 4-Front Systems, Inc., was incorporated under the laws of the State of North Carolina and is a wholly-owned subsidiary of Xcelecom, Inc. 4-Front Systems, Inc., is engaged in data and communications network infrastructure design, installation and services for commercial, governmental and institutional customers in North Carolina.

     C. United Capital Investments, Inc. ("UCI") was incorporated under the laws of the State of Connecticut and is a wholly-owned subsidiary of URI. UCI participates in unregulated business ventures that complement UI's electric transmission and distribution business.

          1. Souwestcon Properties, Inc. ("Souwestcon") was incorporated under the laws of the State of Connecticut and is a wholly-owned subsidiary of UCI. Souwestcon is engaged in a real estate development project located in North Haven, Connecticut.

     D. United Bridgeport Energy, Inc. ("UBE") was incorporated under the laws of the State of Connecticut and is a wholly-owned subsidiary of URI. UBE is participating in the ownership of an Exempt Wholesale Generator ("EWG") merchant wholesale electric generating facility located in Bridgeport, Connecticut.

2. A BRIEF DESCRIPTION OF THE PROPERTIES OF CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES USED FOR THE GENERATION, TRANSMISSION, AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE, OR FOR THE PRODUCTION, TRANSMISSION, AND DISTRIBUTION OF NATURAL OR MANUFACTURED GAS, INDICATING THE LOCATION OF PRINCIPAL GENERATING PLANTS, TRANSMISSION LINES, PRODUCING FIELDS, GAS MANUFACTURING PLANTS, AND ELECTRIC AND GAS DISTRIBUTION FACILITIES, INCLUDING ALL SUCH PROPERTIES WHICH ARE OUTSIDE THE STATE IN WHICH CLAIMANT AND ITS SUBSIDIARIES ARE ORGANIZED AND ALL TRANSMISSION OR PIPELINES WHICH DELIVER OR RECEIVE ELECTRIC ENERGY OR GAS AT THE BORDERS OF SUCH STATE.

UIL Holdings does not directly own any property used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas.

UI owns and operates an electric transmission system consisting of 102 circuit miles of overhead lines and approximately 17 circuit miles of underground lines, all operated at 345 KV or 115 KV and located within or immediately adjacent to the territory served by UI in the southwestern part of the State of Connecticut. These transmission lines interconnect electric generation facilities and are part of the New England transmission grid through connections with the transmission lines of The Connecticut Light and Power Company. A major portion of UI's transmission lines is constructed on a railroad right-of-way of the Connecticut Department of Transportation pursuant to two Transmission Line Agreements. One of the agreements expired in May 2000. Currently UI is negotiating to extend this agreement. The other agreement has been extended to May 2040.

UI owns and operates 25 bulk electric supply substations with a capacity of 1,783,700 KVA and 28 distribution substations with a capacity of 136,020 KVA. UI has 3,170 pole-line miles of overhead distribution lines and 130 conduit-bank miles of underground distribution lines. All of these facilities are located within the State of Connecticut.

UI, as of December 31, 2001, had ownership interest in the following generating stations:

Generating Source    Location        Max Claimed Capability, Mw    UI Entitlement  Share Mw
-----------------    --------        --------------------------    --------------  --------
                                                                   (%)

Seabrook Unit 1      Seabrook, NH               1161.00            17.50           203.18

The general offices, operating headquarters and service centers, and the electric distribution and electric transmission facilities owned or leased by UI are all located in Connecticut.

In August 1990, UI sold to and leased back from an owner trust established for the benefit of an institutional investor a portion of its 17.5% ownership interest in Seabrook Unit 1. This portion of the unit is subject to the lien of the first mortgage granted by the owner trustee.

3. THE FOLLOWING INFORMATION FOR THE LAST CALENDAR YEAR WITH RESPECT TO CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES:

         (a)    Number of kwh. of electric energy sold (at retail or wholesale),
                --------------------------------------
and Mcf. of natural or manufactured gas distributed at retail.

                           ELECTRICITY          GAS
                           -----------          ---
UIL Holdings               None                 None
UI                         7,754,835,000        None

         (b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

                           ELECTRICITY          GAS
                           -----------          ---
UIL Holdings               None                 None
UI                         None                 None

         (c)    Number of kwh. of electric energy and Mcf. of natural or
                ---------------------------------
manufactured gas sold at wholesale outside the State in which each such company
                 -----------------------------------
is organized, or at the State line.

                           ELECTRICITY          GAS
                           -----------          ---
UIL Holdings               None                 None
UI                         1,549,196,000        None

         (d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

                           ELECTRICITY          GAS
                           -----------          ---
UIL Holdings               None                 None
UI                         6,010,489,000        None

4. THE FOLLOWING INFORMATION FOR THE REPORTING PERIOD WITH RESPECT TO CLAIMANT AND EACH INTEREST IT HOLDS DIRECTLY OR INDIRECTLY IN AN EWG OR A FOREIGN UTILITY COMPANY, STATING MONETARY AMOUNTS IN UNITED STATES DOLLARS:

         (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

             Bridgeport Energy LLC, 10 Atlantic Street, Bridgeport, Connecticut 06604. This facility is a 520 MW combined-cycle generator.


         (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

             United Bridgeport Energy, Inc. ("UBE"), a wholly-owned subsidiary of URI, holds a 33.33% ownership interest in Bridgeport Energy LLC, the owner and operator of the facility.


         (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of any security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

             The capital invested by UBE in the EWG is approximately $88,732,000, of which approximately $64,662,000 is debt and approximately $24,070,000 is equity. Neither UIL Holdings nor any direct or indirect subsidiary of UIL Holdings has signed any direct or indirect guarantee of the security of the EWG. There is no direct or indirect recourse to UIL Holdings or any other system company for any financial obligation of the EWG.


         (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

             The capitalization of the EWG on December 31, 2001 was approximately $262,851,000; the earnings of the EWG during the fiscal period ending December 31, 2001 were approximately $14,225,000.


         (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                  None

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February, 2002.

                            UIL HOLDINGS CORPORATION



                            By:  /s/ Gregory E. Sages
                                -------------------------------------
                                 Gregory E. Sages
                                 Vice President Finance




(Corporate seal)


Attest:



/s/ Susan E. Allen
-----------------------------------
Susan E. Allen
Secretary

Name, title and address of officer to whom
notices and correspondences concerning
this statement should be addressed:
Robert L. Fiscus
Vice Chairman of the Board of Directors,
Chief Financial Officer
157 Church Street
New Haven, Connecticut  06510

                                    EXHIBIT A

See attached consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.


                                        UIL HOLDINGS CORPORATION
                                   CONSOLIDATING STATEMENT OF INCOME
                                   FOR THE YEAR ENDED DECEMBER 31, 2001
                                        THOUSANDS OF DOLLARS



                                                             The United                           United
                                                            Illuminating                         Resources,
                                                              Company           UIL Holdings        Inc.
                                                            ------------        ------------     ----------
OPERATING REVENUES
     Utility                                                  $714,818            $     -         $     -
     Non-utility businesses                                                                            86
                                                            ------------        ------------     ----------
     Total Operating Revenues                                  714,818                  -              86
                                                            ------------        ------------     ----------
OPERATING EXPENSES
  Operation
     Fuel and energy                                           271,907
     Operation and maintenance                                 177,160                              2,420
  Depreciation and amortization                                 87,795                                 63
  Taxes - other than income taxes                               43,323
                                                            ------------        ------------     ----------
       Total                                                   580,185                  -           2,483
                                                            ------------        ------------     ----------
OPERATING INCOME(LOSS)                                         134,633                  -          (2,397)
                                                            ------------        ------------     ----------

OTHER INCOME AND (DEDUCTIONS)                                    3,688             68,664               1
                                                            ------------        ------------     ----------

INCOME (LOSS) BEFORE INTEREST CHARGES AND INCOME TAXES         138,321             68,664          (2,396)
                                                            ------------        ------------     ----------

INTEREST CHARGES, NET
  Interest on long-term debt                                    38,044              4,804
  Interest on Seabrook obligation bonds owned by UI             (6,319)
  Other interest                                                 1,469              4,327           3,700
                                                            ------------        ------------     ----------
                                                                33,194              9,131           3,700
  Amortization of debt expense and redemption premiums           2,156
                                                            ------------        ------------     ----------
       Interest Charges, net                                    35,350              9,131           3,700
                                                            ------------        ------------     ----------

INCOME (LOSS) BEFORE INCOME TAXES                              102,971             59,533          (6,096)
                                                            ------------        ------------     ----------

INCOME TAXES                                                    45,932                170          (2,430)
                                                            ------------        ------------     ----------

                                                            ------------        ------------     ----------
NET INCOME (LOSS)                                              $57,039            $59,363         $(3,666)
                                                            ============        ============     ==========


                                                              American                            United      Souwestcon
                                                              Payment      United Capital        Bridgeport   Properties
                                                            Systems, Inc.  Investments, Inc.    Energy, Inc.      Inc.
                                                            -------------  -----------------    ------------  ----------
OPERATING REVENUES
     Utility                                                    $     -      $     -                $    -        $  -
     Non-utility businesses                                      58,650
                                                            -------------  -----------------    ------------  ----------
     Total Operating Revenues                                    58,650            -                     -           -
                                                            -------------  -----------------    ------------  ----------
OPERATING EXPENSES
  Operation
     Fuel and energy
     Operation and maintenance                                   55,142          649                   356          28
  Depreciation and amortization                                   2,822
  Taxes - other than income taxes                                   576           21                     2           1
                                                            -------------  -----------------    ------------  ----------
       Total                                                     58,540          670                   358          29
                                                            -------------  -----------------    ------------  ----------
OPERATING INCOME(LOSS)                                              110         (670)                 (358)        (29)
                                                            -------------  -----------------    ------------  ----------

OTHER INCOME AND (DEDUCTIONS)                                      (311)      (5,865)               10,654
                                                            -------------  -----------------    ------------  ----------

INCOME (LOSS) BEFORE INTEREST CHARGES AND INCOME TAXES             (201)      (6,535)               10,296         (29)
                                                            -------------  -----------------    ------------  ----------

INTEREST CHARGES, NET
  Interest on long-term debt
  Interest on Seabrook obligation bonds owned by UI
  Other interest                                                     23                              4,125
                                                            -------------  -----------------    ------------  ----------
                                                                     23            -                 4,125           -
  Amortization of debt expense and redemption premiums
                                                            -------------  -----------------    ------------  ----------
       Interest Charges, net                                         23            -                 4,125           -
                                                            -------------  -----------------    ------------  ----------

INCOME (LOSS) BEFORE INCOME TAXES                                  (224)      (6,535)                6,171         (29)
                                                            -------------  -----------------    ------------  ----------

INCOME TAXES                                                        (24)      (2,606)                2,461         (12)
                                                            -------------  -----------------    ------------  ----------

                                                            -------------  -----------------    ------------  ----------
NET INCOME (LOSS)                                                 $(200)     $(3,929)               $3,710        $(17)
                                                            =============  =================    ============  ==========



                                                             Consolidated                          UIL
                                                            Xcelecom, Inc.     Eliminations    Consolidated
                                                            --------------     ------------    ------------
OPERATING REVENUES
     Utility                                                   $      -         $      -        $  714,818
     Non-utility businesses                                     312,556             (264)          371,028
                                                            --------------     ------------    ------------
     Total Operating Revenues                                   312,556             (264)        1,085,846
                                                            --------------     ------------    ------------
OPERATING EXPENSES
  Operation
     Fuel and energy                                                                               271,907
     Operation and maintenance                                  292,466             (264)          527,957
  Depreciation and amortization                                   5,448                             96,128
  Taxes - other than income taxes                                 1,226                             45,149
                                                            --------------     ------------    ------------
       Total                                                    299,140             (264)          941,141
                                                            --------------     ------------    ------------
OPERATING INCOME(LOSS)                                           13,416                -           144,705
                                                            --------------     ------------    ------------

OTHER INCOME AND (DEDUCTIONS)                                       752          (71,195)            6,388
                                                            --------------     ------------    ------------

INCOME (LOSS) BEFORE INTEREST CHARGES AND INCOME TAXES           14,168          (71,195)          151,093
                                                            --------------     ------------    ------------

INTEREST CHARGES, NET
  Interest on long-term debt                                                                        42,848
  Interest on Seabrook obligation bonds owned by UI                                                 (6,319)
  Other interest                                                  3,299          (12,089)            4,854
                                                            --------------     ------------    ------------
                                                                  3,299          (12,089)           41,383
  Amortization of debt expense and redemption premiums                                               2,156
                                                            --------------     ------------    ------------
       Interest Charges, net                                      3,299          (12,089)           43,539
                                                            --------------     ------------    ------------

INCOME (LOSS) BEFORE INCOME TAXES                                10,869          (59,106)          107,554
                                                            --------------     ------------    ------------

INCOME TAXES                                                      4,700                             48,191
                                                            --------------     ------------    ------------

                                                            --------------     ------------    ------------
NET INCOME (LOSS)                                                $6,169         $(59,106)          $59,363
                                                            ==============     ============    ============

                              XCELECOM, INC.
                    CONSOLIDATING STATEMENT OF INCOME
                    FOR THE YEAR ENDED DECEMBER 31, 2001
                           THOUSANDS OF DOLLARS


                                                          Thermal      Precision
                                                          Energies,      Power,      Brite      Xcelecom
                                                            Inc.          Inc.     Way, Inc.      Inc.
                                                         ----------   ----------- -----------   ---------
OPERATING REVENUES
     Utility                                                $    -          $  -     $     -      $   -
     Non-utility businesses                                  1,941           190      10,282
                                                         ----------   ----------- -----------   ---------
     Total Operating Revenues                                1,941           190      10,282          -
                                                         ----------   ----------- -----------   ---------
OPERATING EXPENSES
  Operation
     Fuel and energy
     Operation and maintenance                                 995           222       9,229       2,560
  Depreciation and amortization                                356                        98         128
  Taxes - other than income taxes                                4             9          47          61
                                                         ----------   ----------- -----------   ---------
       Total                                                 1,355           231       9,374       2,749
                                                         ----------   ----------- -----------   ---------
OPERATING INCOME(LOSS)                                         586           (41)        908      (2,749)
                                                         ----------   ----------- -----------   ---------

OTHER INCOME AND (DEDUCTIONS)                                  (75)          (12)          9         253
                                                         ----------   ----------- -----------   ---------

INCOME (LOSS) BEFORE INTEREST CHARGES AND INCOME TAXES         511           (53)        917      (2,496)
                                                         ----------   ----------- -----------   ---------

INTEREST CHARGES, NET
  Interest on long-term debt
  Interest on Seabrook obligation bonds owned by UI
  Other interest                                               256                        69          41
                                                         ----------   ----------- -----------   ---------
                                                               256             -          69          41
  Amortization of debt expense and redemption premiums
                                                         ----------   ----------- -----------   ---------
       Interest Charges, net                                   256             -          69          41
                                                         ----------   ----------- -----------   ---------

INCOME (LOSS) BEFORE INCOME TAXES                              255           (53)        848      (2,537)
                                                         ----------   ----------- -----------   ---------

INCOME TAXES                                                   102           (21)        346      (1,012)
                                                         ----------   ----------- -----------   ---------

                                                         ----------   ----------- -----------   ---------
NET INCOME (LOSS)                                             $153          $(32)       $502     $(1,525)
                                                         ==========   =========== ===========   =========


                                                                                            Orlando             Allen
                                                          Johnson                          Diefenderfer,      Electric,
                                                       Electric, Inc.   Data Store, Inc.       Inc.             Inc.
                                                       --------------   ---------------   ---------------    ----------
OPERATING REVENUES
     Utility                                                  $     -           $     -          $     -        $     -
     Non-utility businesses                                    21,351            27,966           49,351         57,405
                                                       ---------------  ----------------  ---------------    -----------
     Total Operating Revenues                                  21,351            27,966           49,351         57,405
                                                       ---------------  ----------------  ---------------    -----------
OPERATING EXPENSES
  Operation
     Fuel and energy
     Operation and maintenance                                 20,648            26,142           48,667         55,622
  Depreciation and amortization                                   167               597              861            653
  Taxes - other than income taxes                                  47               143              295            209
                                                       ---------------  ----------------  ---------------    -----------
       Total                                                   20,862            26,882           49,823         56,484
                                                       ---------------  ----------------  ---------------    -----------
OPERATING INCOME(LOSS)                                            489             1,084             (472)           921
                                                       ---------------  ----------------  ---------------    -----------

OTHER INCOME AND (DEDUCTIONS)                                       7                73              180             73
                                                       ---------------  ----------------  ---------------    -----------

INCOME (LOSS) BEFORE INTEREST CHARGES AND INCOME TAXES            496             1,157             (292)           994
                                                       ---------------  ----------------  ---------------    -----------

INTEREST CHARGES, NET
  Interest on long-term debt
  Interest on Seabrook obligation bonds owned by UI
  Other interest                                                  119               293              556            730
                                                       ---------------  ----------------  ---------------    -----------
                                                                  119               293              556            730
  Amortization of debt expense and redemption premiums
                                                       ---------------  ----------------  ---------------    -----------
       Interest Charges, net                                      119               293              556            730
                                                       ---------------  ----------------  ---------------    -----------

INCOME (LOSS) BEFORE INCOME TAXES                                 377               864             (848)           264
                                                       ---------------  ----------------  ---------------    -----------

INCOME TAXES                                                      155               534             (151)           108
                                                       ---------------  ----------------  ---------------    -----------

                                                       ---------------  ----------------  ---------------    -----------
NET INCOME (LOSS)                                                $222              $330            $(697)          $156
                                                       ===============  ================  ===============    ===========

                                                           JBL         McPhee       4 Front
                                                        Electric,     Electric,     Systems,     M J Daly,
                                                          Inc.          Inc.          Inc.          Inc.
                                                       -----------    ----------   ---------    ----------
OPERATING REVENUES
     Utility                                               $    -      $      -      $    -        $    -
     Non-utility businesses                                 7,744       104,747       8,997         8,248
                                                       -----------    ----------   ---------    ----------
     Total Operating Revenues                               7,744       104,747       8,997         8,248
                                                       -----------    ----------   ---------    ----------
OPERATING EXPENSES
  Operation
     Fuel and energy
     Operation and maintenance                              6,812        92,115       8,885         7,934
  Depreciation and amortization                               231         2,136          47            86
  Taxes - other than income taxes                              22           209          95            15
                                                       -----------    ----------   ---------    ----------
       Total                                                7,065        94,460       9,027         8,035
                                                       -----------    ----------   ---------    ----------
OPERATING INCOME(LOSS)                                        679        10,287         (30)          213
                                                       -----------    ----------   ---------    ----------

OTHER INCOME AND (DEDUCTIONS)                                  24           160          53             3
                                                       -----------    ----------   ---------    ----------

INCOME (LOSS) BEFORE INTEREST CHARGES AND INCOME TAXES        703        10,447          23           216
                                                       -----------    ----------   ---------    ----------

INTEREST CHARGES, NET
  Interest on long-term debt
  Interest on Seabrook obligation bonds owned by UI
  Other interest                                              170           967          26            50
                                                       -----------    ----------   ---------    ----------
                                                              170           967          26            50
  Amortization of debt expense and redemption premiums
                                                       -----------    ----------   ---------    ----------
       Interest Charges, net                                  170           967          26            50
                                                       -----------    ----------   ---------    ----------

INCOME (LOSS) BEFORE INCOME TAXES                             533         9,480          (3)          166
                                                       -----------    ----------   ---------    ----------

INCOME TAXES                                                  218         3,780          (1)           66
                                                       -----------    ----------   ---------    ----------

                                                       -----------    ----------   ---------    ----------
NET INCOME (LOSS)                                            $315        $5,700         $(2)         $100
                                                       ===========    ==========   =========    ==========

                                                                                  Xcelecom
                                                       J E Richards, Inc.       Consolidated
                                                       ------------------       ------------
OPERATING REVENUES
     Utility                                                      $     -          $      -
     Non-utility businesses                                        14,334           312,556
                                                       -------------------      ------------
     Total Operating Revenues                                      14,334           312,556
                                                       -------------------      ------------
OPERATING EXPENSES
  Operation
     Fuel and energy                                                                      -
     Operation and maintenance                                     12,635           292,466
  Depreciation and amortization                                        88             5,448
  Taxes - other than income taxes                                      70             1,226
                                                       -------------------      ------------
       Total                                                       12,793           299,140
                                                       -------------------      ------------
OPERATING INCOME(LOSS)                                              1,541            13,416
                                                       -------------------      ------------

OTHER INCOME AND (DEDUCTIONS)                                           4               752
                                                       -------------------      ------------

INCOME (LOSS) BEFORE INTEREST CHARGES AND INCOME TAXES              1,545            14,168
                                                       -------------------      ------------

INTEREST CHARGES, NET
  Interest on long-term debt                                                              -
  Interest on Seabrook obligation bonds owned by UI                                       -
  Other interest                                                       22             3,299
                                                       -------------------      ------------
                                                                       22             3,299
  Amortization of debt expense and redemption premiums                                    -
                                                       -------------------      ------------
       Interest Charges, net                                           22             3,299
                                                       -------------------      ------------

INCOME (LOSS) BEFORE INCOME TAXES                                   1,523            10,869
                                                       -------------------      ------------

INCOME TAXES                                                          576             4,700
                                                       -------------------      ------------

                                                       -------------------      ------------
NET INCOME (LOSS)                                                   $ 947           $ 6,169
                                                       ===================      ============

                                   UIL HOLDINGS CORPORATION
                                 CONSOLIDATING BALANCE SHEET
                                   AS OF DECEMBER 31, 2001
                                    THOUSANDS OF DOLLARS
                                            ASSETS


                                                              The United                     United
                                                             Illuminating                   Resources
                                                               Company      UIL Holdings      Inc.
                                                             ------------   ------------    ---------
Current Assets
  Unrestricted cash and temporary cash investments            $   16,456     $     12       $  2,066
  Restricted cash                                                  3,241
  Utility accounts receivable, less allowance of $1,500           58,607
  Other accounts receivable, less allowance of $1,522             97,721      179,354          7,343
  Accounts receivable - APS settlement assets
  Unbilled revenues                                               20,134
  Materials and supplies, at average cost                          9,023
  Prepayments                                                      1,394
  Other
                                                             ------------   ------------    ---------
          Total                                                  206,576      179,366          9,409
                                                             ------------   ------------    ---------

Other Property and Investments
   Investment in United Bridgeport Energy facility
   Nuclear decommissioning trust fund assets                      26,269
   Marketable securities                                           3,091
   Other                                                           4,425      288,311        226,244
                                                             ------------   ------------    ---------
                                                                  33,785      288,311        226,244
Property, Plant and Equipment at original cost
  In service                                                     869,661
  Less, accumulated depreciation                                 396,819
                                                             ------------   ------------    ---------
                                                                 472,842            -              -

  Construction work in progress                                   32,103
  Nuclear fuel                                                    20,973
                                                             ------------   ------------    ---------
      Net Property, Plant and Equipment                          525,918            -              -
                                                             ------------   ------------    ---------


Regulatory Assets

  Nuclear plant investments-above market                         477,396
  Income taxes due principally to book-tax differences            86,114
  Long-term purchase power contracts - above market              112,250
  Connecticut Yankee                                              21,291
  Unamortized redemption costs                                    21,172
  Other                                                           44,752
                                                             ------------   ------------    ---------
          Total                                                  762,975            -              -
                                                             ------------   ------------    ---------

Deferred Charges
  Goodwill
  Unamortized debt issuance expenses                               4,473          735
  Other                                                            3,074
                                                             ------------   ------------    ---------
          Total                                                    7,547          735              -
                                                             ------------   ------------    ---------

          Total Assets                                        $1,536,801     $468,412       $235,653
                                                             ============   ============    =========


                                                               American                           United
                                                               Payment      United Capital      Bridgeport
                                                            Systems, Inc.  Investments, Inc.    Energy, Inc.
                                                            -------------- -----------------   ------------
Current Assets
  Unrestricted cash and temporary cash investments                $ 4,451            $ 130        $     -
  Restricted cash                                                  52,965
  Utility accounts receivable, less allowance of $1,50
  Other accounts receivable, less allowance of $1,522               1,282              682          2,222
  Accounts receivable - APS settlement assets                      47,119
  Unbilled revenues
  Materials and supplies, at average cost                           3,452
  Prepayments                                                         328                           1,572
  Other
                                                            -------------- -----------------   -------------
          Total                                                   109,597              812          3,794
                                                            -------------- -----------------   -------------

Other Property and Investments
   Investment in United Bridgeport Energy facility                                                 92,059
   Nuclear decommissioning trust fund assets
   Marketable securities                                              863
   Other                                                              400           12,224
                                                            -------------- -----------------   -------------
                                                                    1,263           12,224         92,059
Property, Plant and Equipment at original cost
  In service                                                       21,877
  Less, accumulated depreciation                                   15,672
                                                            -------------- -----------------   -------------
                                                                    6,205                -              -

  Construction work in progress
  Nuclear fuel
                                                            -------------- -----------------   -------------
      Net Property, Plant and Equipment                             6,205                -              -
                                                            -------------- -----------------   -------------


Regulatory Assets

  Nuclear plant investments-above market
  Income taxes due principally to book-tax differences
  Long-term purchase power contracts - above market
  Connecticut Yankee
  Unamortized redemption costs
  Other
                                                            -------------- -----------------   -------------
          Total                                                         -                -              -
                                                            -------------- -----------------   -------------

Deferred Charges
  Goodwill                                                          6,482
  Unamortized debt issuance expenses
  Other                                                                63
                                                            -------------- -----------------   -------------
          Total                                                     6,545                -              -
                                                            -------------- -----------------   -------------

          Total Assets                                           $123,610          $13,036        $95,853
                                                            ============== =================   =============



                                                                Souwestcon
                                                                Properties,      Xcelecom                        UIL
                                                                   Inc.        Consolidated   Eliminations   Consolidated
                                                               ------------   --------------  -------------  ------------
Current Assets
  Unrestricted cash and temporary cash investments                  $    -         $  6,385     $       -     $   29,500
  Restricted cash                                                                       390                       56,596
  Utility accounts receivable, less allowance of $1,50                                    -                       58,607
  Other accounts receivable, less allowance of $1,522                                81,395      (264,423)       105,576
  Accounts receivable - APS settlement assets                                                                     47,119
  Unbilled revenues                                                    128           15,475                       35,737
  Materials and supplies, at average cost                                             2,053                       14,528
  Prepayments                                                                             5                        3,299
  Other                                                                               1,005                        1,005
                                                               ------------   --------------  -------------  ------------
          Total                                                        128          106,708      (264,423)       351,967
                                                               ------------   --------------  -------------  ------------

Other Property and Investments
   Investment in United Bridgeport Energy facility                                        -                       92,059
   Nuclear decommissioning trust fund assets                                              -                       26,269
   Marketable securities                                                                  -                        3,954
   Other                                                                                 26      (525,055)         6,575
                                                               ------------   --------------  -------------  ------------
                                                                         -               26      (525,055)       128,857
Property, Plant and Equipment at original cost
  In service                                                         1,201           21,346                      914,085
  Less, accumulated depreciation                                                     13,113        (4,861)       420,743
                                                               ------------   --------------  -------------  ------------
                                                                     1,201            8,233         4,861        493,342

  Construction work in progress                                                                                   32,103
  Nuclear fuel                                                                            -                       20,973
                                                               ------------   --------------  -------------  ------------
      Net Property, Plant and Equipment                              1,201            8,233         4,861        546,418
                                                               ------------   --------------  -------------  ------------


Regulatory Assets

  Nuclear plant investments-above market                                                 -                       477,396
  Income taxes due principally to book-tax differences                                    -                       86,114
  Long-term purchase power contracts - above market                                       -                      112,250
  Connecticut Yankee                                                                      -                       21,291
  Unamortized redemption costs                                                            -                       21,172
  Other                                                                                   -                       44,752
                                                               ------------   --------------  -------------  ------------
          Total                                                          -                -             -        762,975
                                                               ------------   --------------  -------------  ------------

Deferred Charges
  Goodwill                                                                           56,974                       63,456
  Unamortized debt issuance expenses                                                  6,940        (6,940)         5,208
  Other                                                                               1,913                        5,050
                                                               ------------   --------------  -------------  ------------
          Total                                                          -           65,827        (6,940)        73,714
                                                               ------------   --------------  -------------  ------------

          Total Assets                                              $1,329         $180,794     $(791,557)    $1,863,931
                                                               ============   ==============  =============  ============

                          UIL HOLDINGS CORPORATION
                         CONSOLIDATING BALANCE SHEET
                          AS OF DECEMBER 31, 2001
                            THOUSANDS OF DOLLARS
                       LIABILITIES AND CAPITALIZATION


                                                         The United                  United
                                                        Illuminating                Resources
                                                           Company    UIL Holdings    Inc.
                                                        ------------  ------------  ---------
Current Liabilities
  Notes payable                                           $        -      $ 18,000   $      -
  Current portion of long-term debt                          100,000
  Accounts payable                                            41,366        63,821    159,110
  Accounts payable -APS Settlements
  Dividends payable                                           20,000        10,163
  Accrued liabilities                                         54,933                    9,703
  Taxes accrued                                                1,373            13      1,090
  Interest accrued                                             8,187         2,097
  Obligations under capital leases                               438
                                                        ------------  ------------  ---------
          Total                                              226,297        94,094    169,903
                                                        ------------  ------------  ---------

Noncurrent Liabilities
   Purchase power contract obligation                        112,250
  Nuclear decommissioning obligation                          26,269
  Connecticut Yankee contract obligation                      14,969
  Long-term notes payable
  Obligations under capital leases                            15,288
  Other                                                       13,577
                                                        ------------  ------------  ---------
          Total                                              182,353             -          -
                                                        ------------  ------------  ---------

Deferred Income Taxes                                        220,890             -          -
                                                        ------------  ------------  ---------

Regulatory Liabilities

  Accumulated deferred investment tax credits                 13,764
  Deferred gains on sale of property                          29,827
  Customer refund                                              3,657
  Other                                                        9,045
Commitments and contingencies
                                                       -------------  ------------  ---------
          Total                                               56,293             -          -
                                                       -------------  ------------  ---------

Capitalization
  Long-term debt
    Long-term debt                                           504,264        75,000
    Investment in Seabrook obligation bonds                  (80,707)
                                                       -------------  ------------  ---------
      Net long-term debt                                     423,557        75,000          -
                                                       -------------  ------------  ---------

  Common stock equity
    Common stock                                                   1       291,788          1
    Paid-in capital                                          253,135         2,760     80,339
    Unrealized gain on investment
    Capital stock expense                                                   (2,170)
    Unearned employee stock ownership plan equity                           (7,361)
    Retained earnings                                        174,275        14,301    (14,590)
                                                       -------------  ------------  ---------
                                                             427,411       299,318     65,750

          Total Capitalization                               850,968       374,318     65,750
                                                       -------------  ------------  ---------

          Total Liabilities and Capitalization            $1,536,801      $468,412   $235,653
                                                       =============  ============  =========



                                                         American                            United
                                                          Payment      United Capital       Bridgeport
                                                       Systems, Inc.  Investments, Inc.    Energy, Inc.
                                                       -------------  -----------------    ------------
Current Liabilities
  Notes payable                                           $     685           $     -          $     -
  Current portion of long-term debt
  Accounts payable                                               39                51           10,500
  Accounts payable -APS Settlements                          92,348
  Dividends payable
  Accrued liabilities                                        10,041             2,785            1,324
  Taxes accrued                                                 172               383            1,734
  Interest accrued
  Obligations under capital leases
                                                       -------------  -----------------    -------------
          Total                                             103,285             3,219           13,558
                                                       -------------  -----------------    -------------

Noncurrent Liabilities
   Purchase power contract obligation
  Nuclear decommissioning obligation
  Connecticut Yankee contract obligation
  Long-term notes payable                                                                       54,763
  Obligations under capital leases
  Other                                                         326
                                                       -------------  -----------------    -------------
          Total                                                 326                 -           54,763
                                                       -------------  -----------------    -------------

Deferred Income Taxes                                             -              (134)             627
                                                       -------------  -----------------    -------------

Regulatory Liabilities

  Accumulated deferred investment tax credits
  Deferred gains on sale of property
  Customer refund
  Other
Commitments and contingencies
                                                       -------------  -----------------    -------------
          Total                                                   -                 -                -
                                                       -------------  -----------------    -------------

Capitalization
  Long-term debt
    Long-term debt
    Investment in Seabrook obligation bonds
                                                       -------------  -----------------    -------------
      Net long-term debt                                          -                 -                -
                                                       -------------  -----------------    -------------

  Common stock equity
    Common stock                                                  1                                  1
    Paid-in capital                                          24,856            13,277           24,069
    Unrealized gain on investment                               863
    Capital stock expense
    Unearned employee stock ownership plan equity
    Retained earnings                                        (5,721)           (3,326)           2,835
                                                       -------------  -----------------    -------------
                                                             19,999             9,951           26,905

          Total Capitalization                               19,999             9,951           26,905
                                                       -------------  -----------------    -------------

          Total Liabilities and Capitalization            $123,610            $13,036          $95,853
                                                       =============  =================    =============


                                                       Souwestcon
                                                       Properties,      Xcelecom                            UIL
                                                          Inc.        Consolidated     Eliminations     Consolidated
                                                       -----------    -------------    -------------   --------------
Current Liabilities
  Notes payable                                            $    -         $ 16,530        $  (2,000)      $   33,215
  Current portion of long-term debt                                                                          100,000
  Accounts payable                                                               6         (234,177)          40,716
  Accounts payable -APS Settlements                                                                           92,348
  Dividends payable                                                                         (20,000)          10,163
  Accrued liabilities                                          43           39,130          (14,585)         103,374
  Taxes accrued                                                (5)           1,613                             6,373
  Interest accrued                                                             835                            11,119
  Obligations under capital leases                                                                               438
                                                       -----------    -------------    -------------   --------------
          Total                                                38           58,114         (270,762)         397,746
                                                       -----------    -------------    -------------   --------------

Noncurrent Liabilities
   Purchase power contract obligation                                            -                           112,250
  Nuclear decommissioning obligation                                             -                            26,269
  Connecticut Yankee contract obligation                                         -                            14,969
  Long-term notes payable                                                   42,072          (84,047)          12,788
  Obligations under capital leases                                               -                            15,288
  Other                                                                       (214)                           13,689
                                                       -----------    -------------    -------------   --------------
          Total                                                 -           41,858          (84,047)         195,253
                                                       -----------    -------------    -------------   --------------

Deferred Income Taxes                                           -                -                -          221,383
                                                       -----------    -------------    -------------   --------------

Regulatory Liabilities

  Accumulated deferred investment tax credits                                    -                            13,764
  Deferred gains on sale of property                                             -                            29,827
  Customer refund                                                                -                             3,657
  Other                                                                          -           (5,640)           3,405
Commitments and contingencies                                                    -                                 -
                                                       -----------    -------------    -------------   --------------
          Total                                                 -                -           (5,640)          50,653
                                                       -----------    -------------    -------------   --------------

Capitalization
  Long-term debt
    Long-term debt                                                               -                           579,264
    Investment in Seabrook obligation bonds                                      -                           (80,707)
                                                       -----------    -------------    -------------   --------------
      Net long-term debt                                        -                -                -          498,557
                                                       -----------    -------------    -------------   --------------

  Common stock equity
    Common stock                                                                 2               (6)         291,788
    Paid-in capital                                         1,361           79,231         (476,268)           2,760
    Unrealized gain on investment                                                -                               863
    Capital stock expense                                                        -                            (2,170)
    Unearned employee stock ownership plan equity                                -                            (7,361)
    Retained earnings                                         (70)           1,589           45,166          214,459
                                                       -----------    -------------    -------------   --------------
                                                            1,291           80,822         (431,108)         500,339

          Total Capitalization                              1,291           80,822         (431,108)         998,896
                                                       -----------    -------------    -------------   --------------

          Total Liabilities and Capitalization             $1,329         $180,794        $(791,557)      $1,863,931
                                                       ===========    =============    =============   ==============

                              XCELECOM, INC.
                         CONSOLIDATING BALANCE SHEET
                          AS OF DECEMBER 31, 2001
                           THOUSANDS OF DOLLARS
                                ASSETS



                                                          Thermal      Precision
                                                          Energies,      Power,      Brite      Xcelecom
                                                             Inc.         Inc.      Way, Inc.     Inc.
                                                         ----------   -----------  ----------  ----------
Current Assets
  Unrestricted cash and temporary cash investments          $  583        $    -      $  368     $(7,799)
  Restricted cash                                              198
  Utility accounts receivable, less allowance of $1,500
  Other accounts receivable, less allowance of $1,522          210         1,384       4,161      24,627
  Accounts receivable - APS settlement assets
  Unbilled revenues                                                                      178
  Materials and supplies, at average cost                                                 57
  Prepayments                                                   18                       (13)
  Other                                                                                              193
                                                         ----------   -----------  ----------  ----------
          Total                                              1,009         1,384       4,751      17,021
                                                         ----------   -----------  ----------  ----------

Other Property and Investments
   Investment in United Bridgeport Energy facility
   Nuclear decommissioning trust fund assets
   Marketable securities
   Other                                                                       1                 108,276
                                                         ----------   -----------  ----------  ----------
                                                                 -             1           -     108,276
Property, Plant and Equipment at original cost
  In service                                                 6,192                       234         298
  Less, accumulated depreciation                             3,971                       136          79
                                                         ----------   -----------  ----------  ----------
                                                             2,221             -          98         219

  Construction work in progress
  Nuclear fuel
                                                         ----------   -----------  ----------  ----------
      Net Property, Plant and Equipment                      2,221             -          98         219
                                                         ----------   -----------  ----------  ----------


Regulatory Assets

  Nuclear plant investments-above market
  Income taxes due principally to book-tax differences
  Long-term purchase power contracts - above market
  Connecticut Yankee
  Unamortized redemption costs
  Other
                                                         ----------   -----------  ----------  ----------
          Total                                                  -             -           -           -
                                                         ----------   -----------  ----------  ----------

Deferred Charges
  Goodwill                                                                             1,519
  Unamortized debt issuance expenses                                                               6,940
  Other                                                        150                        10         681
                                                         ----------   -----------  ----------  ----------
          Total                                                150             -       1,529       7,621
                                                         ----------   -----------  ----------  ----------



          Total Assets                                      $3,380        $1,385      $6,378    $133,137
                                                         ==========   ===========  ==========  ==========




                                                                                          Orlando        Allen
                                                           Johnson            Data       Diefenderfer,  Electric,
                                                         Electric, Inc.    Store, Inc.      Inc.          Inc.
                                                         --------------   ------------  --------------- ---------
Current Assets
  Unrestricted cash and temporary cash investments              $  239        $ 1,674          $ 1,190   $ 1,389
  Restricted cash                                                                                            154
  Utility accounts receivable, less allowance of $1,500
  Other accounts receivable, less allowance of $1,522            5,176          5,488           11,707    15,552
  Accounts receivable - APS settlement assets
  Unbilled revenues                                                (30)                            564     6,732
  Materials and supplies, at average cost                           58              8              853       133
  Prepayments
  Other                                                             30            230               66       199
                                                         --------------  -------------  --------------- ---------
          Total                                                  5,473          7,400           14,380    24,159
                                                         --------------  -------------  --------------- ---------

Other Property and Investments
   Investment in United Bridgeport Energy facility
   Nuclear decommissioning trust fund assets
   Marketable securities
   Other                                                            25
                                                         --------------  -------------  --------------- ---------
                                                                    25              -                -         -
Property, Plant and Equipment at original cost
  In service                                                       631            620            2,372     2,479
  Less, accumulated depreciation                                   317            486            1,466     1,887
                                                         --------------  -------------  --------------- ---------
                                                                   314            134              906       592

  Construction work in progress
  Nuclear fuel
                                                         --------------  -------------  --------------- ---------
      Net Property, Plant and Equipment                            314            134              906       592
                                                         --------------  -------------  --------------- ---------


Regulatory Assets

  Nuclear plant investments-above market
  Income taxes due principally to book-tax differences
  Long-term purchase power contracts - above market
  Connecticut Yankee
  Unamortized redemption costs
  Other
                                                         --------------  -------------  --------------- ---------
          Total                                                      -              -                -         -
                                                         --------------  -------------  --------------- ---------

Deferred Charges
  Goodwill                                                         283          8,231            8,950     4,667
  Unamortized debt issuance expenses
  Other                                                             40             90               95       715
                                                         --------------  -------------  --------------- ---------
          Total                                                    323          8,321            9,045     5,382
                                                         --------------  -------------  --------------- ---------



          Total Assets                                          $6,135        $15,855          $24,331   $30,133
                                                         ==============  =============  =============== =========



                                                            JBL         McPhee      4 Front
                                                          Electric,     Electric,   Systems,  M J Daly,
                                                            Inc.          Inc.        Inc.     Inc.
                                                         -----------   ----------  --------- ----------
Current Assets
  Unrestricted cash and temporary cash investments           $   49      $ 4,889     $  260      $  309
  Restricted cash
  Utility accounts receivable, less allowance of $1,500
  Other accounts receivable, less allowance of $1,522         2,363       17,162      1,667       6,052
  Accounts receivable - APS settlement assets
  Unbilled revenues                                           1,686        5,681                    170
  Materials and supplies, at average cost                                    174        218         552
  Prepayments
  Other                                                                       80         40          16
                                                         -----------   ----------  --------- -----------
          Total                                               4,098       27,986      2,185       7,099
                                                         -----------   ----------  --------- -----------

Other Property and Investments
   Investment in United Bridgeport Energy facility
   Nuclear decommissioning trust fund assets
   Marketable securities
   Other
                                                         -----------   ----------  --------- -----------
                                                                  -            -          -           -
Property, Plant and Equipment at original cost
  In service                                                  1,388        2,792        243       2,569
  Less, accumulated depreciation                                459        1,248        150       1,949
                                                         -----------   ----------  --------- -----------
                                                                929        1,544         93         620

  Construction work in progress
  Nuclear fuel
                                                         -----------   ----------  --------- -----------
      Net Property, Plant and Equipment                         929        1,544         93         620
                                                         -----------   ----------  --------- -----------


Regulatory Assets

  Nuclear plant investments-above market
  Income taxes due principally to book-tax differences
  Long-term purchase power contracts - above market
  Connecticut Yankee
  Unamortized redemption costs
  Other
                                                         -----------   ----------  --------- -----------
          Total                                                   -            -          -           -
                                                         -----------   ----------  --------- -----------

Deferred Charges
  Goodwill                                                      871       26,897      2,706
  Unamortized debt issuance expenses
  Other                                                                        5        123           4
                                                         -----------   ----------  --------- -----------
          Total                                                 871       26,902      2,829           4
                                                         -----------   ----------  --------- -----------



          Total Assets                                       $5,898      $56,432     $5,107      $7,723
                                                         ===========   ==========  ========= ===========


                                                           J E Richards,    Xcelecom       Xcelecom
                                                               Inc.       Eliminations   Consolidated
                                                          --------------  -------------  ------------
 Current Assets
   Unrestricted cash and temporary cash investments             $ 3,234      $       -      $  6,385
   Restricted cash                                                   38                          390
   Utility accounts receivable, less allowance of $1,500                                           -
   Other accounts receivable, less allowance of $1,522           10,078        (24,232)       81,395
   Accounts receivable - APS settlement assets                                                     -
   Unbilled revenues                                                494                       15,475
   Materials and supplies, at average cost                                                     2,053
   Prepayments                                                                                     5
   Other                                                            151                        1,005
                                                          --------------  -------------  ------------
           Total                                                 13,995        (24,232)      106,708
                                                          --------------  -------------  ------------

 Other Property and Investments
    Investment in United Bridgeport Energy facility                                                -
    Nuclear decommissioning trust fund assets                                                      -
    Marketable securities                                                                          -
    Other                                                                     (108,276)           26
                                                          --------------  -------------  ------------
                                                                      -       (108,276)           26
 Property, Plant and Equipment at original cost
   In service                                                     1,528                       21,346
   Less, accumulated depreciation                                   965                       13,113
                                                          --------------  -------------  ------------
                                                                    563              -         8,233

   Construction work in progress                                                                   -
   Nuclear fuel                                                                                    -
                                                          --------------  -------------  ------------
       Net Property, Plant and Equipment                            563              -         8,233
                                                          --------------  -------------  ------------


 Regulatory Assets

   Nuclear plant investments-above market                                                          -
   Income taxes due principally to book-tax differences                                            -
   Long-term purchase power contracts - above market                                               -
   Connecticut Yankee                                                                              -
   Unamortized redemption costs                                                                    -
   Other                                                                                           -
                                                          --------------  -------------  ------------
           Total                                                      -              -             -
                                                          --------------  -------------  ------------

 Deferred Charges
   Goodwill                                                       2,850                       56,974
   Unamortized debt issuance expenses                                                          6,940
   Other                                                              -                        1,913
                                                          --------------  -------------  ------------
           Total                                                  2,850              -        65,827
                                                          --------------  -------------  ------------



           Total Assets                                         $17,408      $(132,508)     $180,794
                                                          ==============  =============  ============

                                   XCELECOM, INC
                              CONSOLIDATING BALANCE SHEET
                                AS OF DECEMBER 31, 2001
                                 THOUSANDS OF DOLLARS
                             LIABILITIES AND CAPITALIZATION



                                                    Thermal     Precision
                                                    Energies,     Power,      Brite       Xcelecom
                                                      Inc.         Inc.      Way, Inc.       Inc.
                                                   ----------  -----------  ----------   -----------
Current Liabilities
  Notes payable                                       $1,011       $    -      $  564      $ 12,930
  Current portion of long-term debt
  Accounts payable                                                                                6
  Accounts payable - APS settlements
  Dividends payable
  Other accrued liabilities                              302           18       2,019         4,908
  Taxes accrued                                           28            2          75          (271)
  Interest accrued                                                                 31             5
  Obligations under capital leases
                                                   ----------  -----------  ----------   -----------
          Total                                        1,341           20       2,689        17,578
                                                   ----------  -----------  ----------   -----------

Noncurrent Liabilities
   Purchase power contract obligation
  Nuclear decommissioning obligation
  Connecticut Yankee contract obligation
  Long term notes payable                              1,940                      948        38,304
  Obligations under capital leases
  Other                                                 (214)
                                                   ----------  -----------  ----------   -----------
          Total                                        1,726            -         948        38,304
                                                   ----------  -----------  ----------   -----------

Deferred Income Taxes

Regulatory Liabilities

  Accumulated deferred investment tax credits
  Deferred gains on sale of property
  Customer refund
  Other
Commitments and contingencies
                                                   ----------  -----------  ----------   -----------
          Total                                            -            -           -             -
                                                   ----------  -----------  ----------   -----------

Capitalization
  Long-term debt
    Long-term debt
    Investment in Seabrook obligation bonds
                                                   ----------  -----------  ----------   -----------
      Net long-term debt                                   -            -           -             -
                                                   ----------  -----------  ----------   -----------

  Common stock equity
    Common stock                                           1            1           1
    Paid-in capital                                    1,292        7,335       2,238        79,232
    Unreailzed gain on investment
    Capital stock expense
    Unearned employee stock ownership plan equity
    Retained earnings                                   (980)      (5,971)        502        (1,977)
                                                   ----------  -----------  ----------   -----------
                                                         313        1,365       2,741        77,255

          Total Capitalization                           313        1,365       2,741        77,255
                                                   ----------  -----------  ----------   -----------

          Total Liabilities and Capitalization        $3,380       $1,385      $6,378      $133,137
                                                   ==========  ===========  ==========   ===========



                                                                                      Orlando        Allen
                                                      Johnson          Data       Diefenderfer,    Electric,
                                                   Electric, Inc.   Store, Inc.       Inc.           Inc.
                                                   --------------  -------------  -------------   ----------
Current Liabilities
  Notes payable                                           $3,196        $               $ 4,851      $ 7,096
  Current portion of long-term debt
  Accounts payable
  Accounts payable - APS settlements
  Dividends payable
  Other accrued liabilities                                  722          2,793          4,410        8,224
  Taxes accrued                                               (8)           402            330           79
  Interest accrued                                            21            114            153          155
  Obligations under capital leases
                                                   --------------  -------------  -------------   ----------
          Total                                            3,931          3,309          9,744       15,554
                                                   --------------  -------------  -------------   ----------

Noncurrent Liabilities
   Purchase power contract obligation
  Nuclear decommissioning obligation
  Connecticut Yankee contract obligation
  Long term notes payable                                    472          3,692          4,623        4,929
  Obligations under capital leases
  Other
                                                   --------------  -------------  -------------   ----------
          Total                                              472          3,692          4,623        4,929
                                                   --------------  -------------  -------------   ----------

Deferred Income Taxes

Regulatory Liabilities

  Accumulated deferred investment tax credits
  Deferred gains on sale of property
  Customer refund
  Other
Commitments and contingencies
                                                   --------------  -------------  -------------   ----------
          Total                                                -              -              -            -
                                                   --------------  -------------  -------------   ----------

Capitalization
  Long-term debt
    Long-term debt
    Investment in Seabrook obligation bonds
                                                   --------------  -------------  -------------   ----------
      Net long-term debt                                       -              -              -            -
                                                   --------------  -------------  -------------   ----------

  Common stock equity
    Common stock                                                              2                         100
    Paid-in capital                                        1,258          7,300         10,471       10,010
    Unreailzed gain on investment
    Capital stock expense
    Unearned employee stock ownership plan equity
    Retained earnings                                        474          1,552           (507)        (460)
                                                   --------------  -------------  -------------   ----------
                                                           1,732          8,854          9,964        9,650

          Total Capitalization                             1,732          8,854          9,964        9,650
                                                   --------------  -------------  -------------   ----------

          Total Liabilities and Capitalization            $6,135        $15,855        $24,331      $30,133
                                                   ==============  =============  =============   ==========





                                                     JBL        McPhee     4 Front
                                                   Electric,   Electric,   Systems,  M J Daly,
                                                     Inc.        Inc.        Inc.      Inc.
                                                  -----------  ----------  --------- ----------
Current Liabilities
  Notes payable                                       $1,903     $ 2,122     $  662     $1,938
  Current portion of long-term debt
  Accounts payable
  Accounts payable - APS settlements
  Dividends payable
  Other accrued liabilities                            1,035       8,871      1,419      3,621
  Taxes accrued                                           89         405         50        210
  Interest accrued                                        22         365          2          5
  Obligations under capital leases
                                                  -----------  ----------  --------- ----------
          Total                                        3,049      11,763      2,133      5,774
                                                  -----------  ----------  --------- ----------

Noncurrent Liabilities
   Purchase power contract obligation
  Nuclear decommissioning obligation
  Connecticut Yankee contract obligation
  Long term notes payable                              1,107      11,740         92        900
  Obligations under capital leases
  Other
                                                  -----------  ----------  --------- ----------
          Total                                        1,107      11,740         92        900
                                                  -----------  ----------  --------- ----------

Deferred Income Taxes

Regulatory Liabilities

  Accumulated deferred investment tax credits
  Deferred gains on sale of property
  Customer refund
  Other
Commitments and contingencies
                                                  -----------  ----------  --------- ----------
          Total                                            -           -          -          -
                                                  -----------  ----------  --------- ----------

Capitalization
  Long-term debt
    Long-term debt
    Investment in Seabrook obligation bonds
                                                  -----------  ----------  --------- ----------
      Net long-term debt                                   -           -          -          -
                                                  -----------  ----------  --------- ----------

  Common stock equity
    Common stock                                           1
    Paid-in capital                                    1,189      25,570      2,884        949
    Unreailzed gain on investment
    Capital stock expense
    Unearned employee stock ownership plan equity
    Retained earnings                                    552       7,359         (2)       100
                                                  -----------  ----------  --------- ----------
                                                       1,742      32,929      2,882      1,049

          Total Capitalization                         1,742      32,929      2,882      1,049
                                                  -----------  ----------  --------- ----------

          Total Liabilities and Capitalization        $5,898     $56,432     $5,107     $7,723
                                                  ===========  ==========  ========= ==========


                                                  J E Richards,       Xcelecom      Xcelecom
                                                      Inc.          Eliminations   Consolidated
                                                  --------------    -------------  ------------
Current Liabilities
  Notes payable                                         $    14        $ (19,757)     $ 16,530
  Current portion of long-term debt                                                          -
  Accounts payable                                                                           6
  Accounts payable - APS settlements                                                         -
  Dividends payable                                                                          -
  Other accrued liabilities                               5,204           (4,416)       39,130
  Taxes accrued                                             222                          1,613
  Interest accrued                                           21              (59)          835
  Obligations under capital leases                                                           -
                                                  --------------    -------------  ------------
          Total                                           5,461          (24,232)       58,114
                                                  --------------    -------------  ------------

Noncurrent Liabilities
   Purchase power contract obligation                                                        -
  Nuclear decommissioning obligation                                                         -
  Connecticut Yankee contract obligation                                                     -
  Long term notes payable                                 5,410          (32,085)       42,072
  Obligations under capital leases                                                           -
  Other                                                                                   (214)
                                                  --------------    -------------  ------------
          Total                                           5,410          (32,085)       41,858
                                                  --------------    -------------  ------------

Deferred Income Taxes                                                                        -

Regulatory Liabilities

  Accumulated deferred investment tax credits                                                -
  Deferred gains on sale of property                                                         -
  Customer refund                                                                            -
  Other                                                                                      -
Commitments and contingencies                                                                -
                                                  --------------    -------------  ------------
          Total                                               -                -             -
                                                  --------------    -------------  ------------

Capitalization
  Long-term debt                                                                             -
    Long-term debt                                                                           -
    Investment in Seabrook obligation bonds                                                  -
                                                  --------------    -------------  ------------
      Net long-term debt                                      -                -             -
                                                  --------------    -------------  ------------

  Common stock equity
    Common stock                                                            (104)            2
    Paid-in capital                                       5,590          (76,087)       79,231
    Unreailzed gain on investment                                                            -
    Capital stock expense                                                                    -
    Unearned employee stock ownership plan equity                                            -
    Retained earnings                                       947                          1,589
                                                  --------------    -------------  ------------
                                                          6,537          (76,191)       80,822

          Total Capitalization                            6,537          (76,191)       80,822
                                                  --------------    -------------  ------------

          Total Liabilities and Capitalization          $17,408        $(132,508)     $180,794
                                                  ==============    =============  ============

                         UIL HOLDINGS CORPORATION
               CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                    FOR THE YEAR ENDED DECEMBER 31, 2001
                              THOUSANDS OF DOLLARS



                                   The United                    United
                                   Illuminating                 Resources
                                    Company       UIL Holdings    Inc.
                                  -------------   -----------  -----------

BALANCE, JANUARY 1                  $ 197,236       $ (4,458)   $ (10,924)
Net income (loss)                      57,039         59,363       (3,666)
                                  ------------    -----------  -----------
      Total                           254,275         54,905      (14,590)
                                  ------------    -----------  -----------


Deduct Cash Dividends Declared

  Common stock                         80,000         40,604
                                  ------------    -----------  -----------
      Total                            80,000         40,604            -
                                  ------------    -----------  -----------

BALANCE, DECEMBER 31                $ 174,275        $14,301    $ (14,590)
                                  ============    ===========  ===========





                                   American                           United
                                   Payment       United Capital      Bridgeport
                                 Systems, Inc.  Investments, Inc.   Energy, Inc.
                                 ------------   -----------------   -----------

BALANCE, JANUARY 1                 $ (5,521)          $ 603            $ (875)
Net income (loss)                      (200)         (3,929)            3,710
                                 ------------     -----------       -----------
      Total                          (5,721)         (3,326)            2,835
                                 ------------     -----------       -----------


Deduct Cash Dividends Declared

  Common stock
                                 ------------     -----------       -----------
      Total                               -               -                 -
                                 ------------     -----------       -----------

BALANCE, DECEMBER 31               $ (5,721)       $ (3,326)          $ 2,835
                                 ============     ===========       ===========





                              Souwestcon
                              Properties,   Xcelecom                    UIL
                                 Inc.     Consolidated Eliminations Consolidated
                              ----------- ------------ ------------ ------------

BALANCE, JANUARY 1             $ (53)      $ (4,580)    $ 24,272     $ 195,700
Net income (loss)                (17)         6,169      (59,106)       59,363
                              ----------- ------------ ------------ ------------
      Total                      (70)         1,589      (34,834)      255,063
                              ----------- ------------ ------------ ------------


Deduct Cash Dividends Declared

  Common stock                                           (80,000)       40,604
                              ----------- ------------ ------------ ------------
      Total                        -              -      (80,000)       40,604
                              ----------- ------------ ------------ ------------

BALANCE, DECEMBER 31           $ (70)       $ 1,589     $ 45,166     $ 214,459
                              =========== ============ ============ ============

                                   XCELECOM, INC.
                    CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                         FOR THE YEAR ENDED DECEMBER 31, 2001
                                 THOUSANDS OF DOLLARS


                                  Thermal     Precision
                                  Energies      Power    Brite Way,   Xcelecom
                                     Inc.        Inc.       Inc.        Inc.
                                  --------    ---------  ----------   --------

BALANCE, JANUARY 1                $(1,133)    $(5,939)      $  -      $  (452)
Net income (loss)                     153         (32)       502       (1,525)
                                  --------    ---------  ----------   --------
      Total                          (980)     (5,971)       502       (1,977)
                                  --------    ---------  ----------   --------


Deduct Cash Dividends Declared

  Common stock
                                  --------    ---------  ----------   --------
      Total                             -           -          -            -
                                  --------    ---------  ----------   --------

BALANCE, DECEMBER 31                $(980)    $(5,971)      $502      $(1,977)
                                  ========    =========  ==========   ========



                                 Johnson    Data      Orlando       Allan
                                 Electric,  Store,  Diefenderfer,  Electric,
                                   Inc.      Inc.       Inc.         Inc.
                                 ---------  ------  -------------  ---------

BALANCE, JANUARY 1                 $252     $1,222      $190        $(616)
Net income (loss)                   222        330      (697)         156
                                 ---------  ------  -------------  ---------
      Total                         474      1,552      (507)        (460)
                                 ---------  ------  -------------  ---------


Deduct Cash Dividends Declared

  Common stock
                                 ---------  ------  -------------  ---------
      Total                           -          -         -            -
                                 ---------  ------  -------------  ---------

BALANCE, DECEMBER 31               $474     $1,552     $(507)       $(460)
                                 =========  ======  =============   ========


                                     JBL       McPhee    4 Front
                                   Electric,  Electric,  Systems,   M J Daly,
                                     Inc.       Inc.       Inc.       Inc.
                                   ---------  ---------  --------   ---------

BALANCE, JANUARY 1                    $237      $1,659      $ -        $ -
Net income (loss)                      315       5,700       (2)        100
                                   ---------  ---------  --------   ---------
      Total                            552       7,359       (2)        100
                                   ---------  ---------  --------   ---------


Deduct Cash Dividends Declared

  Common stock
                                   ---------  ---------  --------   ---------
      Total                              -           -        -           -
                                   ---------  ---------  --------   ---------

BALANCE, DECEMBER 31                  $552      $7,359      $(2)       $100
                                   =========  =========  ========   =========


                                   J E Richards,     Xcelecom
                                        Inc.       Consolidated
                                   -------------   ------------

BALANCE, JANUARY 1                      $  -          $(4,580)
Net income (loss)                        947            6,169
                                   -------------   ------------
      Total                              947            1,589
                                   -------------   ------------


Deduct Cash Dividends Declared

  Common stock                                              -
                                   -------------   ------------
      Total                                -                -
                                   -------------   ------------

BALANCE, DECEMBER 31                    $947           $1,589
                                   =============   ============

                                    EXHIBIT C

An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding company system.


-----------------------------

UIL Holdings Corporation

-----------------------------
                        100%
-----------------------------

United Resources, Inc.

-----------------------------
                        100%
-----------------------------                        --------------------------

United Bridgeport Energy, Inc                             Unrelated Persons

-----------------------------                        --------------------------
                         33%                         67%
                             ------------------------

                              Bridgeport Energy LLC
                                     (EWG)

                             ------------------------



                                       9